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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    35177K108
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                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                         Alexanderplatz 2D-10178 Berlin
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)
                                  June 23, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 5 Pages
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--------------------                                        --------------------
CUSIP No.: 35177K108                   13D                   Page 2 of 5 Pages
--------------------                                        --------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. ID NO. OF ABOVE PERSON
        Bankgesellschaft Berlin AG
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)[ ]
        OF A GROUP                                                        (b)[ ]
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   3    SEC USE ONLY
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   4    SOURCE OF FUNDS                                                       WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Federal Republic of Germany
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     NUMBER OF SHARES       SOLE VOTING POWER                          1,724,300
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    BENEFICIALLY OWNED      SHARED VOTING POWER                                0
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      BY EACH REPORTING     SOLE DISPOSITIVE POWER                     1,724,300
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       PERSON               SHARED DISPOSITIVE POWER                           0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,724,300
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  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                11.24%
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  14    TYPE OF REPORTING PERSON                                              BK
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                               Page 2 of 5 Pages
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         This Amendment No. 2 amends and supplements Items 3 and 5 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase the 1,724,300 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $22,817,885 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 11, 1999, relating to the 1998 Annual Meeting of Stockholders of the Fund to be held on April 29, 1999 states that, as of February 9, 1999, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,724,300 shares of Common Stock, which constitute approximately 11.24% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

           Date          Number of Shares Purchased          Price Per Share
           ----          --------------------------          ---------------
      April 30, 1999               54,500                       $13.2607
      May 17, 1999                  7,300                        13.1250
      May 25, 1999                 40,000                        13.0000
      June 8, 1999                 13,700                        13.0625
      June 9, 1999                  7,500                        13.0625
      June 10,1999                 10,000                        13.0000
      June 14, 1999                10,000                        13.0625
      June 18, 1999                   400                        13.3125
      June 21, 1999                10,000                        13.4375
      June 23, 1999                10,000                        13.1250
      June 23, 1999                70,500                        13.1432

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

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         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.










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                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 1999                         BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Bartho Schroeder
                                               ------------------------------
                                            Name:  Bartho Schroeder
                                            Title: Director

                                            By: /s/ Moritz Sell
                                               ------------------------------
                                            Name:  Moritz Sell
                                            Title: Market Strategist


                               Page 5 of 5 Pages